Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-190998
October 25, 2013

ASC ACQUISITION LLC

(which upon conversion to a Delaware corporation will be named Surgical Care Affiliates, Inc.)

Free Writing Prospectus

ASC Acquisition LLC (together with its consolidated subsidiaries, “ASC”, the “Company”, or “we”) is filing this issuer free writing prospectus to disclose information provided on October 24, 2013 by Mr. Andrew Hayek, Chief Executive Officer of the Company and Mr. Peter Clemens, Chief Financial Officer of the Company, in response to questions from an investor. The information is set forth in Annex A hereto.

You should consider the statements contained in Annex A hereto only after carefully evaluating all of the information in the Company’s preliminary prospectus dated October 15, 2013 (the “Preliminary Prospectus”) forming part of the Company’s Registration Statement on Form S-1 (File No. 333-190998) filed with the Securities and Exchange Commission (“SEC”) on October 16, 2013 (the “Registration Statement”).

Forward-Looking Statements

The statements in Annex A contain forward-looking statements that are based on assumptions and existing information and involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, but are not limited to those factors set forth in Annex B hereto. These factors and other risks and uncertainties are also discussed in the Company’s Registration Statement.

The Company has filed the Registration Statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or via telephone: (866) 803-9204 or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717 or via telephone: (800) 831-9146.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link: http://www.sec.gov/Archives/edgar/data/1411574/000119312513400294/0001193125-13-400294-index.htm.

Annex A

1.	Question: What is the key driver of the losses on a GAAP net income basis over the past few years? When will GAAP net income be more comparable to adjusted net income?

Answer: “There are a few key drivers of the historic losses that are non-cash in nature. First, we have been amortizing definite-lived intangibles on the non-consolidated deals. You’ll notice that this number was $20.3M in 2012, so it was basically equal to our GAAP net loss. This figure will be slightly higher in 2013 and then should tail down but ultimately depends on the intangibles associated with newly acquired centers.

In addition, we have had non-cash impairments and losses on sales/disposals of centers as we continue to reposition the portfolio of centers inherited along with the carve out from Healthsouth in 2007 (primarily 2 way centers). When TPG bought the company, additional goodwill was allocated to the centers based on the purchase price paid. This goodwill has to be considered or written down as we reposition the portfolio which has resulted in non-cash expenses. While most of this is behind us, we will have some more in the future. We will obviously give you color on this as it occurs.

So I expect GAAP net income to become a bit closer the Adjusted Net Income until we release our Valuation Allowance, which could be as early as sometime next year. At that point our GAAP income taxes will approximate 40% of pretax income, reducing our net income. However, as you know, this tax expense is non-cash in nature (due to our NOLs), so we will add that back for purposes of calculating Adjusted Net Income. I’m happy to discuss further.”

Additional Information

To clarify and update the answer above, the Company notes that:

•	It expects that amortization expense for definite-lived intangibles attributable to equity method investments will be slightly higher for the year-ended December 31, 2013 than for the year-ended December 31, 2012 and will decrease in future periods, however, the actual amounts of definite-lived intangibles will depend on the amounts of intangibles at facilities the Company acquires in the future. The amortization expense for definite-lived intangible assets attributable to equity method investors for the six-months ended June 30, 2013 was $10.0 million.

•	The reference to 2 way centers is to centers that are co-owned by the Company and by physician partners but without a health system partner.

•	It expects that most of the non-cash impairments and losses on sales and disposals of centers that were part of the original portfolio of facilities as part of the 2007 acquisition of the Company have been taken, however it expects that certain impairments and losses on sales and disposals will continue.

•	It could begin to release its valuation allowance as early as sometime next year, but that determination has not yet been made and will depend on a number of factors. On a quarterly basis, the Company assesses the likelihood of realization of its deferred tax assets considering all available evidence, both positive and negative. While it has concluded that a full valuation allowance continued to be appropriate as of June 30, 2013, it is continually monitoring actual and forecasted earnings. If there is a change in management’s assessment of the amount of deferred income tax assets that is realizable, adjustments to the valuation allowance will be made in future periods.

•	If it determines it is appropriate to release the valuation allowance, the Company expects:

•	its income from continuing operations before income tax expense will increase and be more in line with its adjusted net income; and

•	its effective tax rate will be approximately 40%, which will reduce its consolidated net income.

•	The reference by the Company to providing color is a reference to the Company’s obligation under the federal securities laws to provide information on a periodic basis and is not an undertaking to provide disclosure in excess of what is required under law.

2.	Question: When hospital partners consolidate, what has that meant for SCA? Could big chunks of business be lost in continued hospital M&A or does the ownership structure protect SCA in that event?

Answer: “We are generally partnered with the consolidators, so consolidation has been a positive, rather than a negative for us. Also, our existing facilities would endure in their structure post consolidation if there were a sale.”

3.	Question: You mention disputes with physician partners in the prospectus — how often does this occur? What are the disputes typically about? Do they happen more often in the 2 or 3-way JVs?

Answer: “There is always some base level of disputes from time to time. They would typically revolve around a physician retiring and us exercising our ability to buy-out their equity at the time they retire, or us not selling more equity to a particular surgeon. Once in a while, we end up in a debate regarding the % of equity that SCA owns and physicians wanting that equity to be lower, that would usually be in a two-way deal. There will always be some base level of disputes occurring in a broad portfolio with 4,000+ physicians and we don’t see the amount increasing.”

Additional Information

To clarify and update the answer above, the Company notes that it has approximately 2,000 physician partners as of June 30, 2013 and approximately 5,700 physicians who utilized the Company’s facilities in 2012.

4.	Question: Why don’t all of your ASC arrangements comply with all requirements of the ASC safe harbor for Anti kick back? Is that normal? It seems OIG has blessed ASC JVs between non-profit hospitals and surgeons? But what about adding the third party, SCA?

Answer: “The safe harbor requires, for example, that physicians bring  1⁄3rd of their case volume to the facility in which they are investor. We ask our partners to certify once a year that they have complied with this requirement, but we do not have a mechanism to know for sure that they have in fact brought  1⁄3 of their cases. Where we know or strongly believe that they have not, we will pursue corrective action, including, ultimately, buying out their equity (which, then, could turn into a “dispute” with the particular physician, as referenced in the answer to question #2 above).”

Additional Information

Subsequent to making this statement, the Company revised the statement as follows:

In cases where one of our subsidiaries is an investor in the partnership or LLC that owns the facility, and we or our subsidiary provides management and other services to the facility, our arrangements with physician investors do not meet all of the specific terms of the ASC safe harbor or any other safe harbor.

For “multi-specialty” surgery centers, one provision of the safe harbor, among others, requires at least one-third of the Medicare-eligible outpatient surgery procedures performed by each physician investor for the previous fiscal year or previous twelve-month period must be performed at the surgery center in which the investment is made.

In order to help assure that we meet this requirement, we ask our partners to certify once a year that they have complied with this requirement, but we do not have a mechanism to know for sure that they have in fact brought one-third of their cases to the surgery center. Where we know or strongly believe that they have not, we will generally pursue corrective action, including, ultimately, buying out their equity (which, then, could turn into a “dispute” with the particular physician, as referenced in the answer to question #3 above).”

For more information on the safe harbor see “Business — Government Regulation — Federal Anti-Kickback Statute” and “Risk Factors — Risks Related to Healthcare Regulation — Our surgical facilities do not satisfy the requirements for any of the safe harbors under the Anti-Kickback Statute. If we fail to comply with the Anti-Kickback Statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from governmental programs, which may result in a substantial loss of revenues.” in the Preliminary Prospectus.

5.	Question: Have you provided any guide posts around the relationships between adjusted net income and free cash flow going forward? 30-40% of EBITDA and 1.5x adjusted net income similar to history? Analyst seemed to suggest free cash flow could jump to $80M in 2014 which seemed high to me.

Answer: “The cash conversion should continue increasing as a percentage of Adjusted EBITDA-NCI. However, don’t forget that we do have some real nice opportunities to grow through adding de novo centers and we are expanding a couple of centers right now too. This will show up as capital expense (which will rise), reducing our free cash flow, but for good reason (solid returns). If you factor those out and consider them growth (which they are), the cash conversion should continue increasing. Don’t forget that we will have a $15M boost in free cash flow from paying off the senior subordinated notes with the IPO proceeds.”

Additional Information

Subsequent to making this statement, the Company revised the statement as follows:

We expect free cash flow (which is cash flows from operating activities less capital expenditures and distributions to partners) as a percentage of Adjusted EBITDA-NCI will increase in 2014 (excluding the impact of capital expenditures associated with opening de novo centers) primarily as a result of the reduction in interest expense by $15 million from our redemption of our 10% senior subordinated notes in connection with the offering. Free cash flow as a percentage of Adjusted EBITDA-NCI will fluctuate in any period based on capital requirements, interest expense and timing of distributions to our partners.

We do have some opportunities to grow through adding de novo centers and we are expanding a couple of existing centers currently. This will show up as capital expense (which we expect will increase in the fourth quarter of 2013 and in 2014 as we add new de novo facilities), reducing our free cash flow. The Company anticipates making capital expenditures in de novo centers where it expects attractive returns on its investment.

6.	Question: Why did salaries & benefits tick up notably as a % of revenue in 2012?

Answer: “We have been adding support services expenses to support our growth. We had further investments in IT, development, operations, strategy and clinical during 2012. Some of this continues this year.”

7.	Question: Analysts have modeled interest expense around $31-32M in 2014, which is down $25-30M from 2012/2013 trends. How do I reconcile that $25-30M with what looks like only $15M of interest expense savings from paying down the $150M of 10% debt?

Answer: “We took out $165M in 8.875% PIK notes in the middle of 2013 (I think it was July), which also will reduce our annual interest expense. This is likely to be most of the bridge that you’re missing. Keep in mind that we will probably finance some of the de novo activity at the center level, and for the consolidated portfolio, we will have to show all the debt and interest expense for those projects even thought we aren’t really on the hook for 100% of the debt. Just a side point that you will likely see center level debt increase slightly (shows up as notes payable) in 2014.”

Additional Information

To clarify and update the answer above, the Company notes that:

When the Company referred to not being on the hook for 100% of the debt, it was referring to any Company guarantee of facility level debt which typically is in proportion to the Company’s ownership interest in the facility. For more information on the Company’s guarantees of facility debt, please see Note 5 to the Company’s consolidated financial statements included in the Preliminary Prospectus.

8.	Question: Who are the members of the audit committee? Do any have accounting backgrounds?

Answer: “We just added a new audit committee chair, who is a CPA by training and was the head of Citigroup’s not-for-profit banking team. His bio from when he was at Citi is copied below — note that he has now retired from Citi, which is not reflected in the bio below. Fred is a CPA and was a partner at E&Y earlier in his career.

Frederick A. (Fred) Hessler

Managing Director, Health Care Group

Citigroup

Frederick A. Hessler is a Managing Director of the Health Care Group at Citigroup. With 36 years of experience in the healthcare industry, Mr. Hessler is known nationally as one of the most experienced investment bankers and strategic advisors, particularly with respect to sophisticated systems at varying stages of integration, consolidation and network formation. He serves as senior banker and advisor to many of the most prestigious and highly rated multi-dimensional organizations in the country including health providers, insurers and managed care companies. Mr. Hessler also oversees the mergers and acquisitions initiative at Citigroup and has completed acquisition, sale and merger transactions involving health systems, managed care plans, freestanding hospitals and ancillary businesses.

He currently serves on the American Hospital Association Operations Committee and Chairs its Investment Committee. He is also Chair of the Board of Trustees of the Health Research and Education Trust and is a Board Member of The Center for Health Design and the Health Insights Foundation. He is an active speaker before a considerable array of healthcare organizations and has served as an expert witness to various state and federal agencies. He has authored numerous articles on health care finance. Prior to joining Citigroup, Mr. Hessler was a Partner and Regional Director for healthcare at Ernst & Young, where he was responsible for conducting feasibility, corporate reorganization and strategic planning studies for healthcare clients.”

Additional information

To clarify and update the answer above, please refer to the following updated biographical information included in the Preliminary Prospectus under “Management:”

Frederick A. Hessler was appointed to the board of directors of SCA in 2013. Mr. Hessler is a retired Managing Director of Citigroup Global Markets Inc., where he headed the Not-for-Profit Health Care Investment Banking Group from 1990 to 2013. Prior to joining Citigroup Global Markets Inc. in 1985, Mr. Hessler was a Partner and Regional Director for healthcare at Ernst & Young LLP, where he was responsible for conducting audits and performing feasibility, corporate reorganization and strategic planning studies for healthcare clients. Mr. Hessler serves on the Operations Committee and chairs the Investment Committee for the American Hospital Association and is a board member of The Center for Health Design, the National Center for Healthcare Leadership and the Public Health Institute. Mr. Hessler also previously served as chair of the Board of Trustees of the Health Research and Education Trust and the Health Insights Foundation and was a member of The Center for Healthcare Governance’s Blue Ribbon Panel on Trustee Core Competencies and the Healthcare Executives Study Society. Mr. Hessler earned his bachelor’s degree in accounting from Wayne State University and is a Certified Public Accountant (inactive status). Mr. Hessler’s financial and accounting expertise and his substantial investment banking and advisory experience in the healthcare industry make him a valuable asset to the board of directors.

9.	Question: I have heard that some hospitals are buying ASCs and converting them to outpatient departments and then getting higher Medicare reimbursement as a result. Would SCA be involved or exposed to this trend at all?

Answer: “We see ASC to hospital-license conversions particularly in small towns with one hospital. This is a negative for us, in that we can get squeezed out of a market. On the flip side, we do manage some of these facilities for health system partners. On balance, it’s a slight negative that is baked into our historical and ongoing growth rates.”

Additional Information

Subsequent to making this statement, the Company revised the statement as follows:

We see ASC to hospital-license conversions particularly in small towns with one hospital. This is a negative for us, in that we can get squeezed out of a market. On the flipside, we do manage outpatient departments, including freestanding outpatient departments, for health system partners. The impact of this phenomenon is reflected in our historical financial statements. We expect the impact in future periods to be substantially similar.

Annex B

The statements in Annex A contain forward-looking statements that reflect the Company’s current views with respect to, among other things, future events and financial performance. These statements can be identified by the fact that they do not relate strictly to historical or current facts, and you can often identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “forecasts,” “shall,” “contemplates,” “probably,” or the negative version of those words or other comparable words. Any forward-looking statements contained herein are based upon the Company’s historical performance and on the Company’s current plans, estimates and expectations in light of information currently available to the Company. The inclusion of this forward-looking information should not be regarded as a representation by the Company or any other person that the future plans, estimates or expectations contemplated by the Company will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause the Company’s actual results to differ materially from those indicated in these statements. You should not place undue reliance on any forward-looking statements and should consider the following factors, as well as the factors discussed in the Registration Statement, including under “Risk Factors”. The Company believes that these factors include, but are not limited to:

•	the Company’s dependence on payments from third-party payors, including governmental healthcare programs, commercial payors and workers’ compensation programs;

•	the Company’s inability or the inability of the Company’s healthcare system partners to negotiate favorable contracts or renew existing contracts with non-governmental third-party payors on favorable terms;

•	significant changes in the Company’ payor mix or case mix resulting from fluctuations in the types of cases performed at its facilities;

•	the fact that the Medicare and Medicaid programs provide a significant portion of the Company’s revenues and are each particularly susceptible to legislative and regulatory change;

•	the implementation by states of reduced fee schedules and reimbursement rates for workers’ compensation programs;

•	the Company’s inability to maintain good relationships with its current health system partners or the Company’s inability to enter into relationships with new health system partners;

•	material changes in Internal Revenue Service revenue rulings, case law or the interpretation of such rulings;

•	the Company’s dependence on physician utilization of its facilities, which could decrease if the Company fails to maintain good relationships with these physicians;

•	the potential reduction in the number of surgical procedures because of physician treatment methodologies and governmental or commercial health insurance controls;

•	the Company’s inability to attract new physician investors and to acquire and develop additional surgical facilities on favorable terms;

•	shortages of, or quality control issues with, surgery-related products, equipment and medical supplies that could result in a disruption of the Company’s operations;

•	the competition for staffing, shortages of qualified personnel or other factors that drive up labor costs;

•	the intense competition the Company faces for patients, physician use of the Company’s facilities, strategic relationships and commercial payor contracts;

•	the fact that the Company is subject to significant malpractice and related legal claims, and could be required to pay significant damages in connection with those claims;

•	the adverse effect of current and future economic conditions on volume and case mix;

•	the regulatory, economic and other conditions in certain states in which many of the Company’s facilities are concentrated;

•	the fact that the Company has a history of net losses and may not achieve profitability in the future;

•	the fact that the Company may have a special legal responsibility to the holders of ownership interests in the entities through which it owns its facilities, which may conflict with, and prevent the Company from acting solely in, its own best interest;

•	the difficulty in operating and integrating newly acquired or developed facilities;

•	the growth of patient receivables or the deterioration in the ability to collect on those accounts;

•	the loss of the service of the Company’s senior management;

•	the Company’s reliance on its private equity sponsors;

•	the Company’s $792.4 million of indebtedness (excluding capital leases) outstanding as of June 30, 2013, and the Company’s ability to incur additional indebtedness in the future;

•	the Company’s inability to generate sufficient cash in order to meet its debt service obligations;

•	restrictions on the Company’s current and future operations because of the terms of its senior secured credit facilities and the indenture governing the Company’s 10.0% senior subordinated notes due 2017;

•	market risks related to interest rate changes;

•	significant loans that the Company has made to the partnerships and limited liability companies that own and operate certain of the Company’s facilities;

•	the Company’s liability for certain debt and other obligations of the partnerships and limited liability companies that own and operate certain of the Company’s facilities;

•	recognition of impairment on the Company’s long-lived assets or equity method investments;

•	the Company’s inability to manage and secure its information systems effectively, which could disrupt the Company’s operations;

•	the Company’s inability to fully realize the value of its net operating loss carryforwards;

•	adverse impact of weather and other factors beyond the Company’s control on its facilities;

•	the Company’s pro forma financial information may not be representative of its future performance;

•	the Company’s inability to predict the impact on the Company of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act 2010;

•	the Company’s failure to comply with numerous federal and state laws and regulations relating to its facilities, which could lead to the incurrence of significant penalties by the Company or require the Company to make significant changes to its operations;

•	the Company’s obligations to purchase some or all of the ownership interests of its physician partners or renegotiate some of its partnership and operating agreements because of changes to laws or regulations governing physician ownership of its facilities;

•	the Company’s failure to comply with the Anti-Kickback Statute or the physician self-referral laws;

•	restrictions by federal law on the Company’s ability to expand surgical capacity of its surgical hospitals;

•	the Company being subject to federal and state audits and investigations, including actions for false and improper claims;

•	the Company’s failure to comply with Medicare’s conditions for coverage and conditions of participation, which could result in loss of program payment or other government sanctions;

•	ensuring the Company’s continued compliance with the Health Insurance Portability and Accountability Act of 1996, which could require the Company to expend significant resources and capital;

•	the Company’s failure to effectively and timely implement electronic health record systems and transition to the ICD-10 coding system;

•	efforts to regulate the construction, relocation, acquisition, change of ownership, change of control or expansion of healthcare facilities, which could prevent the Company from acquiring additional facilities, renovating its existing facilities or expanding the breadth of services the Company offers;

•	the Company being subject to enforcement action from antitrust authorities;

•	the Company being subject to constantly evolving healthcare laws and regulations;

•	the fact that the Company is a “controlled company” within the meaning of the NASDAQ Stock Market rules and as a result, the Company’s stockholders will not have certain corporate governance protections concerning the independence of its board of directors and certain board committees that would otherwise apply to the Company; and

•	the fact that TPG Global, LLC and its affiliates will retain significant influence over the Company and key decisions about the Company’s business following the offering that could limit other stockholders’ ability to influence the outcome of matters submitted to stockholders for a vote.

The factors identified above should not be construed as an exhaustive list of factors that could affect the Company’s future results, and should be read in conjunction with the other cautionary statements that are included in the Registration Statement. The forward-looking statements made in this issuer free writing prospectus are made only as of the date of this issuer free writing prospectus. The Company does not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, the Company’s actual results may vary materially from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of these forward-looking statements. You should specifically consider the factors identified in this issuer free writing prospectus and in the Registration Statement that could cause actual results to differ before making an investment decision to purchase the Company’s common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for the Company to predict those events or how they may affect the Company.